                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-18569


            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 13, 1997

                                  $125,000,000

                       (COCA COLA ENTERPRISES INC. LOGO)

                           6.75% DEBENTURES DUE 2028

Interest Payable March 15 and September 15                Due September 15, 2028
                               ------------------

  The $125,000,000 aggregate principal amount of 6.75% Debentures Due 2028 of Coca-Cola Enterprises Inc. (the "Company") offered hereby (the "Debentures") are fungible with and will be consolidated and form a single series with the Company's 6.75% Debentures Due 2028, issued in an aggregate principal amount of
   $275,000,000 on September 11, 1998. The Debentures and the Company's 6.75% Debentures Due 2028 that were issued on September 11, 1998 are hereinafter referred to collectively as the "Company's 6.75% Debentures Due 2028." The
Debentures will mature on September 15, 2028. Interest on the Debentures will be payable semiannually on March 15 and September 15 of each year, commencing March 15, 1999. The Debentures will be redeemable as a whole or in part, at the option of the Company, on no less than 30 or more than 60 days' notice mailed to Holders of the Debentures to be redeemed, at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 20 basis points, together in either case with accrued interest on the principal amount being redeemed to the date of redemption. See "Description of Debentures -- Optional Redemption."

  Each of the Debentures will be represented by certificates registered in the name of the nominee of The Depository Trust Company (the "Depository"). Beneficial interests in such certificates will be shown on, and transfers thereof will be effected only through, records maintained by the Depository's participants. Owners of beneficial interests in the certificates representing the Debentures will be entitled to physical delivery of Debentures in certificated form in the amount of their respective beneficial interests only under the limited circumstances described herein. See "Book-Entry, Delivery and
                                     Form."
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
   THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PRICE TO              UNDERWRITING            PROCEEDS TO
                                                             PUBLIC(1)                DISCOUNT             COMPANY(1)(2)
                                                       ----------------------  ----------------------  ----------------------
Per Debenture........................................         101.392%                 .875%                  100.517%
Total................................................       $126,740,079             $1,093,750             $125,646,329

(1) Plus accrued interest from September 11, 1998 to date of delivery. Such accrued interest will be $281,250 if the date of delivery is September 23, 1998.
(2) Before deducting expenses payable by the Company estimated at $93,750.

     The Debentures offered by this Prospectus Supplement are offered by the Underwriter subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriter and to further conditions. It is expected that the Debentures will be ready for delivery in book-entry form only through the facilities of the Depository in New York, New York, on or about September 23, 1998, against payment therefor in immediately available funds.

                           CREDIT SUISSE FIRST BOSTON

                Prospectus Supplement dated September 18, 1998.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES INCLUDING PURCHASES OF THE DEBENTURES TO STABILIZE THEIR MARKET PRICES AND PURCHASES OF THE DEBENTURES TO COVER SOME OR ALL OF A SHORT POSITION IN THE DEBENTURES MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                USE OF PROCEEDS

     The net proceeds of the offering of the Debentures are estimated to be $125,552,579. The Company will use the net proceeds to repay commercial paper borrowings of the Company. Commercial paper has been issued to finance a portion of the cost of completed acquisitions and to refund existing long-term debt upon its maturity. At September 18, 1998, such commercial paper borrowings bore interest at a blended rate of 5.57% per annum.

                           DESCRIPTION OF DEBENTURES

     The following description of the particular terms of the Debentures (which represent series of, and are referred to in the accompanying Prospectus as, "Debt Securities") supplements and, to the extent, if any, inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus to which reference is hereby made. The particular terms of the Debentures offered by this Prospectus Supplement are described herein. Certain capitalized terms used herein are defined in the accompanying Prospectus.

     The Debentures will be issued under an Indenture between the Company and The Chase Manhattan Bank (formerly known as Chemical Bank, as successor to Manufacturers Hanover Trust Company), as trustee (the "Trustee"), dated as of July 30, 1991, as amended by the First Supplemental Indenture dated as of January 29, 1992, which is more fully described in the accompanying Prospectus. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms.

     The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued in one or more series up to the aggregate principal amount which may be authorized from time to time by the Company. The Company may, from time to time, without the consent of the Holders of the Debentures, provide for the issuance of other Debt Securities under the Indenture in addition to the Debentures. As used herein, "Holder" includes the Depository as holder of the certificates representing Debentures. See "Book-Entry, Delivery and Form."

     The Debentures will be unsecured and will rank pari passu with each other, with other Debt Securities and with other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. However, since the Company is primarily a holding company, the right of the Company, and hence the rights of creditors of the Company (including the Holders), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

     The Debentures will be fungible with and will be consolidated and form a single series with the Company's 6.75% Debentures Due 2028, issued in an aggregate principal amount of $275,000,000 on September 11, 1998. The Debentures will bear interest from September 11, 1998 at the rate per annum set forth on the cover page of this Prospectus Supplement, payable, in arrears, on March 15 and September 15, of each year and at maturity, commencing March 15, 1999, to each person in whose name a Debenture was registered at the close of business on the preceding March 1 and September 1, respectively, subject to certain exceptions. See "Book-Entry, Delivery and Form.". The Debentures will not be subject to any sinking fund.

OPTIONAL REDEMPTION

     The Debentures will be redeemable as a whole or in part, at the option of the Company, on no less than 30 or more than 60 days' notice mailed to Holders of the Debentures to be redeemed, at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures to be redeemed and
(ii) the sum of the present values of the Remaining Scheduled Payments thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, together in either case with accrued interest on the principal amount being redeemed to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures to be redeemed. "Independent Investment Banker" means any of the Reference Treasury Dealers appointed by the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 3:30 p.m., New York City time, on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated and their respective successors and any other nationally recognized investment banking firm that is a Primary Treasury Dealer appointed from time to time by the Company; provided that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to each Debenture to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Debenture, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     On and after the redemption date, interest will cease to accrue on the Debentures called for redemption. On or before any redemption date, the Company shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Debentures to be redeemed on such date.

MARKET FOR DEBENTURES

     The Debentures are not listed on a national securities exchange and the Company does not intend to apply for such listing. No assurance can be given as to the liquidity of, or trading markets for, the Debentures.

                         BOOK-ENTRY, DELIVERY AND FORM

     The Debentures will be issued in the form of one or more fully registered certificates registered in the name of Cede & Co., the nominee of the Depository. Except as provided below, owners of beneficial interests in the certificates will not be entitled to have the Debentures registered in their names and will not receive or be entitled to receive physical delivery of the Debentures in definitive form. Unless and until definitive Debentures are issued, Holders of the Debentures will not be recognized as such by the Trustee. Hence, until such time, Holders of the Debentures will only be able to exercise the rights of Holders indirectly through the Depository and its participating organizations. Except as set forth below, the certificates may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any nominee to a successor of the Depository or a nominee of such successor.

     The Depository has advised the Company and the Underwriters that it is a limited-purpose trust company organized under the State of New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Depository holds securities that its participants deposit with it and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Underwriters (as defined below)), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depository only through participants.

     The Depository advises that, pursuant to the procedures established by it,
(i) upon the issuance of the Debentures by the Company, the Depository will credit the accounts of participants designated by the Underwriters with the amount of the Debentures purchased by the respective Underwriters, and (ii) ownership of beneficial interests in the certificates representing the Debentures will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to participants' interests) and the participants and the indirect participants (with respect to beneficial owners' interests). The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in such certificates is limited to such extent.

     Neither the Company, the Trustee, any Paying Agent, nor the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the certificates representing the Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Debentures registered in the name of the Depository's nominee will be made by the Trustee to the Depository's nominee as the registered owner of the certificates relating to the Debentures, respectively. The Indenture provides that the Company and the Trustee will treat the persons in whose names the Debentures are registered (the Depository or its nominee) as the owners of such Debentures for the purpose of receiving payment of principal and interest on the Debentures and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Debentures to owners of beneficial interests in the certificates relating to the Debentures, respectively. The Depository has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to credit the accounts of the participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the certificates relating to the Debentures, respectively, as shown on the records of the Depository. Payments by participants and indirect participants to owners of beneficial interests in the certificates relating to the Debentures, respectively, will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants or indirect participants.

     If the Depository is at any time unwilling or unable to continue as a depository and a successor depository is not appointed by the Company within 90 days, the Company will issue Debentures in definitive form in exchange for the total amount of the certificates representing such Debentures. In addition, the Company may at any time determine not to have Debentures represented by certificates and, in such event, will issue Debentures in definitive form in exchange for the total amount of the certificates representing such Debentures. In addition, if any event shall have happened and be continuing that constitutes or, after notice or lapse of time or both, would constitute an Event of Default with respect to the Debentures, the Holders of such Debentures will be entitled to receive Debentures, as the case may be, in certificated form in exchange for the Book-Entry Note or Notes representing the Debentures. In any such instance, an owner of a beneficial interest in such certificates will be entitled to physical delivery in definitive form of Debentures equal in amount to such beneficial interest and to have such Debentures registered in its name. Debentures so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in fully registered form without coupons.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement") and the terms agreement (the "Terms Agreement") between the Company and Credit Suisse First Boston Corporation (the "Underwriter") relating to the Debentures, the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, Debentures in the principal amount of $125,000,000.

     In the Underwriting Agreement, as incorporated by reference into the Terms Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all the Debentures offered hereby if any Debentures are purchased. In the event of default by the Underwriter, the Underwriting Agreement provides that, in certain circumstances, the Underwriting Agreement may be terminated.

     The Company has been advised by the Underwriter that it proposes to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .500% of the principal amount of the Debentures, respectively. The Underwriter may allow and such dealers may reallow a concession not in excess of .250% of the principal amount of the Debentures to other dealers. After the initial offering to the public, the public offering price and such concession may be changed.

     The Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriter that it intends to make a market in the Debentures, but it is not obligated to do so and may discontinue such market-making at any time without notice. No assurance can be given as to whether a trading market in the Debentures will develop or as to the liquidity of any trading market for the Debentures. The Debentures will not be listed on any securities exchange.

     The Underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the security so long as bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Debentures in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the Debentures to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     The Underwriter and its affiliates may engage in transactions with, and perform services for, the Company and its subsidiaries in the ordinary course of business.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriter may be required to make in respect thereof.

                                 LEGAL MATTERS

     The legality of the Debentures will be passed upon for the Company by Lowry
F. Kline, Executive Vice President and General Counsel of the Company, who as to matters of New York law has relied upon the opinion of Cleary, Gottlieb, Steen & Hamilton, New York, New York. As of September 18, 1998, Mr. Kline owned 539,717 shares of the Company's common stock, 420,000 of which are restricted and subject to vesting conditions, and options to purchase 221,700 shares of the Company's common stock. The legality of the Debentures will be passed upon for the Underwriter by Cleary, Gottlieb, Steen & Hamilton.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                       (COCA-COLA ENTERPRISES INC. LOGO)

                            SENIOR DEBT SECURITIES,
                      DEBT WARRANTS AND CURRENCY WARRANTS

     Coca-Cola Enterprises Inc. (the "Company") intends to sell from time to time its senior debt securities (the "Debt Securities"), warrants to purchase Debt Securities (the "Debt Warrants") and warrants to receive from the Company the cash value in U.S. dollars of the right to purchase ("Currency Call Warrants") and to sell ("Currency Put Warrants" and, together with the Currency Call Warrants, the "Currency Warrants") such foreign currencies or units of two or more currencies as shall be designated by the Company at the time of offering, from which the Company will receive proceeds of up to $3,170,575,000 (or the equivalent in foreign denominated currencies or units of two or more currencies, based on the applicable exchange rate at the time of offering, as shall be designated by the Company at the time of offering). The Debt Securities, Debt Warrants and Currency Warrants, which are collectively called the "Securities," may be offered either jointly or separately and will be offered to the public on terms determined by market conditions at the time of sale.

     The Debt Securities will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

     Debt Securities of a series may be issuable in registered form without coupons ("Registered Securities"), in bearer form with or without coupons attached ("Bearer Securities") or in the form of one or more global securities (each a "Global Security"). Bearer Securities will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

     Each issue of Securities may vary, where applicable, as to aggregate principal amount, maturity date, public offering or purchase price, interest rate or rates and timing of payments thereof, provision for redemption or sinking fund requirements, if any, exercise provisions, currencies of denomination or currencies otherwise applicable thereto, selection of indices or formulae and any other variable terms, and methods of distribution. The accompanying Prospectus Supplement (the "Prospectus Supplement") sets forth the specific terms with regard to the Securities in respect of which this Prospectus is being delivered.

     SEE "RISK FACTORS RELATING TO CURRENCIES AND CURRENCY WARRANTS" ON PAGE 3 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE CURRENCY WARRANTS OFFERED HEREBY.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

     The Securities will be sold directly, through agents, underwriters or dealers as designated from time to time or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts are set forth in or may be calculated from the Prospectus Supplement with respect to such Securities. The net proceeds to the Company from such sale will be the purchase price less such commission in the case of an agent, the purchase price in the case of the dealer, or the public offering price less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. See "Plan of Distribution."

                             ---------------------

                 THE DATE OF THIS PROSPECTUS IS MARCH 13, 1997.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENTS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANYTIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, like the Company, that file electronically. The address of such site is http://www.sec.gov. The Company's Common Stock is listed on The New York Stock Exchange, and such reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement under the Securities Act of 1933, as amended, with respect to the Securities offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Securities offered hereby. Statements contained herein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and Current Reports on Form 8-K dated December 31, 1996, February 10, 1997 (as amended) and February 18, 1997, filed with the Commission pursuant to
Section 13 of the Exchange Act under File No. 1-9300 are hereby incorporated by reference into this Prospectus.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Securities shall hereby be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Prospectus Supplement.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus and the Prospectus Supplement is delivered, on written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the office of the Treasurer, Coca-Cola Enterprises Inc., 2500 Windy Ridge Parkway, Suite 700, Atlanta, Georgia 30339; telephone number (770) 989-3051.

           RISK FACTORS RELATING TO CURRENCIES AND CURRENCY WARRANTS

     Debt Securities denominated or payable in foreign currencies and Currency Warrants may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets. These risks will vary depending upon the currency or currencies involved, and in the case of any Currency Warrants, the particular terms of such Currency Warrants. These risks will be more fully described in a Prospectus Supplement relating thereto.

                                  THE COMPANY

     The Company is in the liquid nonalcoholic refreshment business and is the world's largest marketer, distributor and producer of bottled and canned beverage products of The Coca-Cola Company. The Company's bottling territories are located in the United States, Great Britain, France, Belgium and the Netherlands.

     The Company was incorporated in Delaware in 1944 as a wholly owned subsidiary of The Coca-Cola Company and became a public company in 1986. At December 31, 1996, The Coca-Cola Company owned approximately 44.9% of the Company's common stock. References in this Prospectus to the "Company" include the Company and its subsidiaries and divisions.

     The Company's domestic and international bottling territories contained approximately 282 million people at the end of 1996. Throughout the Company's bottling territories, sales of beverage product totaled approximately 2.7 billion equivalent cases in 1996; approximately 88% of which were beverage products of The Coca-Cola Company. The term "equivalent case" refers to 192 ounces of finished beverage product (24 eight-ounce servings), and the bottling territories and sales data are reported as if all companies acquired during 1996 and through February 1997 had been owned at January 1, 1996.

     The Company's principal executive offices are located at 2500 Windy Ridge Parkway, Atlanta, Georgia 30339. The telephone number is (770) 989-3000.

STRATEGY

     The Company's primary operating objective is to increase long-term operating cash flows through profitable increases in sales volume. The Company plans to achieve its operating objective through the continued implementation and execution of the following strategies:

     - creating and executing innovative and superior marketing programs at the local level;

     - balancing volume growth with improved margins and sustainable increases in market share;

     - developing profitable business partnerships with customers;

     - integrating its international and domestic acquisitions; and

     - structuring compensation plans to help focus its employees on enhancing share-owner value.

     The Company's primary financial objective is to deliver a superior investment return to share owners. The Company strives to achieve this objective through the continued implementation and execution of the following strategies:

     - allocating resources appropriately between capital expenditures, infrastructure investment, share repurchases, acquisitions and debt repayment;

     - maintaining a capital structure which maximizes financial flexibility, given current investment opportunities; and

     - continuing to evaluate acquisition opportunities that will result in long-term value.

RELATIONSHIP WITH THE COCA-COLA COMPANY

     The Coca-Cola Company is the Company's largest share owner. The Chairman of the Board of Directors and three other directors of the Company are executive officers or former executive officers of The Coca-Cola Company.

     The Company and The Coca-Cola Company are parties to a number of significant transactions and agreements incident to their respective businesses and may enter into additional material transactions and agreements in the future.

     The Company conducts its business primarily under contracts with The Coca-Cola Company. These contracts give the Company the exclusive right to market, distribute, and produce beverage products of The Coca-Cola Company in authorized bottles and cans in specified territories and provide The Coca-Cola

Company with the ability, in its sole discretion, to establish prices, terms of payment, and other terms and conditions for the purchase of concentrates and syrups from The Coca-Cola Company. Other significant transactions and agreements include arrangements for cooperative marketing, advertising expenditures, and purchases of sweeteners.

     Since 1979, The Coca-Cola Company has assisted in the transfer of ownership or financial restructuring of a majority of its United States bottler operations and has assisted in similar transfers of bottlers operating outside the United States. Certain bottlers and interests therein have been acquired by The Coca-Cola Company, and certain of those have been sold to bottlers, including the Company, which are believed by management of The Coca-Cola Company to be the best suited to manage and develop these acquired operations. The Coca-Cola Company has advised the Company that it may continue this reorganization of its bottler system.

     As a result of matters such as the foregoing, the relationship between the Company and The Coca-Cola Company may give rise to potential conflicts of interest.

ACQUISITIONS

     On February 21, 1996, the Company acquired the Ouachita Coca-Cola Bottling Company, Inc. (the world's first Coca-Cola bottler), having territories in Arkansas, Louisiana and Mississippi, for a transaction value (purchase price and issued and assumed debt) of approximately $313 million, which was paid to the former shareholders in cash, common stock and convertible preferred stock of the Company.

     On July 26, 1996, the Company acquired the bottling and canning operations of The Coca-Cola Company in France and Belgium for a transaction value (purchase price and assumed debt, net of cash acquired) of approximately $915 million.

     On August 12, 1996, the Company acquired Coca-Cola Bottling Company West, Inc. and Grand Forks Coca-Cola Bottling Co. for a transaction value (purchase price and assumed debt) of $158 million. These companies operate in a franchise territory which includes parts of Minnesota, Montana, North Dakota, South Dakota and Wyoming.

     On February 10, 1997, the Company acquired Coca-Cola & Schweppes Beverages Limited, the bottler for Great Britain, for a transaction value (purchase price, assumed debt and other long-term obligations) of approximately 1.2 billion pounds sterling, or approximately $2 billion.

     The total cost of all of the Company's acquisitions since reorganization in 1986 through the date of this Prospectus is $9.2 billion including assumed and issued debt where applicable. The Company intends to acquire only bottling businesses offering the Company the ability to produce long-term share-owner value.

                                USE OF PROCEEDS

     Except as set forth in a Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including the repayment of debt and possible business acquisitions. The Company may also use a portion of the proceeds from the sale of any Currency Warrants to hedge currency risks with respect to such Warrants. Pending such applications, the net proceeds will be temporarily invested in marketable securities.

     The Company expects to engage in additional financings as the need arises. The nature and amount of the Company's equity and long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time as a result of business requirements, market conditions and other factors.

                             SUMMARY FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company. The selected consolidated financial data are derived from and should be read in conjunction with the Consolidated Financial Statements of the Company (including the notes thereto). With respect to the fiscal years presented, audited consolidated financial statements are included in the Company's Annual Reports on Form 10-K for such periods.

                                                                                FISCAL YEAR
                                                             -------------------------------------------------
                                                             1996(A)   1995(A)(B)    1994    1993(C)   1992(D)
                                                             -------   ----------   ------   -------   -------
                                                              (IN MILLIONS, EXCEPT RATIOS AND PER SHARE DATA)
OPERATIONS SUMMARY:
Net operating revenues.....................................  $ 7,921     $6,773     $6,011   $5,465    $5,127
Cost of sales..............................................    4,896      4,267      3,703    3,372     3,219
                                                             -------     ------     ------   ------    ------
Gross profit...............................................    3,025      2,506      2,308    2,093     1,908
Selling, general and administrative expenses...............    2,480      2,038      1,868    1,708     1,602
                                                             -------     ------     ------   ------    ------
Operating income...........................................      545        468        440      385       306
Interest expense, net......................................      351        326        310      328       312
Other nonoperating income (deductions), net................       --         (6)        (3)      (2)       (6)
Gain on sale of bottling operations........................       --          9         --       --        --
                                                             -------     ------     ------   ------    ------
Income (loss) before income taxes and cumulative effect of
  changes in accounting principles.........................      194        145        127       55       (12)
Income taxes:
  Expense (benefit) excluding rate change..................       80         63         58       30         3
  Rate change -- federal...................................       --         --         --       40        --
                                                             -------     ------     ------   ------    ------
Income (loss) before cumulative effect of changes in
  accounting principles....................................      114         82         69      (15)      (15)
Cumulative effect of changes in accounting principles......       --         --         --       --      (171)
                                                             -------     ------     ------   ------    ------
Net income (loss)..........................................      114         82         69      (15)     (186)
Preferred stock dividend requirements......................        8          2          2       --        --
                                                             -------     ------     ------   ------    ------
Net income (loss) applicable to common share owners........  $   106     $   80     $   67   $  (15)   $ (186)
                                                             =======     ======     ======   ======    ======
OTHER OPERATING DATA:
Depreciation expense.......................................      392     $  318     $  282   $  254    $  227
Amortization expense.......................................      235        211        179      165       162
SHARE AND PER SHARE DATA:
Average common shares outstanding..........................      125        129        130      129       129
Net income (loss) per common share before cumulative effect
  of changes in accounting principles......................  $  0.85     $ 0.62     $ 0.52   $(0.11)   $(0.11)
Net income (loss) applicable to common share owners........     0.85       0.62       0.52    (0.11)    (1.45)
Dividends per common share.................................     0.10       0.05       0.05     0.05      0.05
Closing stock price........................................               26.88      18.00    15.25     12.25
RATIOS(E):
Ratio of earnings to fixed charges.........................     1.53       1.41       1.38     1.16       (F)
Ratio of earnings to combined fixed charges and preferred
  stock dividends..........................................     1.47       1.40       1.37     1.16       (F)
YEAR-END FINANCIAL POSITION:
Property, plant and equipment, net.........................  $ 2,812     $2,158     $1,963   $1,890    $1,733
Franchise and other noncurrent assets......................    7,103      5,924      5,965    6,046     5,651
Total assets...............................................   11,234      9,064      8,738    8,682     8,085
Long-term debt.............................................    5,305      4,201      4,187    4,391     4,131
Share-owners' equity.......................................    1,550      1,435      1,339    1,260     1,254

     The Company acquired subsidiaries in each year presented and divested subsidiaries in certain periods. Such transactions, except for the acquisitions of Coca-Cola Schweppes Beverages Limited ("CCSB") in February 1997, The Coca-Cola Company's bottling and canning operations in France and Belgium ("France/Belgium") in July 1996, and gains from the sale of certain bottling operations, did not significantly affect the Company's operating results in any one fiscal period. All acquisitions and divestitures have been included in or excluded from (as appropriate) the consolidated operating results of the Company from their respective transaction dates.

          (A) In 1996, the Company acquired France/Belgium, Ouachita Coca-Cola Bottling Company, Inc., Coca-Cola Bottling Company West, Inc., and Grand Forks Coca-Cola Bottling Co. In February 1997, the

     Company acquired CCSB. The following table summarizes unaudited pro forma financial information of the Company as if these acquisitions were effective January 1, 1995 (in millions except per share data):

                                                     FISCAL YEAR     FISCAL YEAR
                                                        ENDED           ENDED
                                                     DECEMBER 31,    DECEMBER 31,
                                                         1996            1995
                                                     ------------    ------------
Net operating revenues.............................    $10,307          $9,795
                                                       =======          ======
Net income applicable to common share owners.......    $    79          $   38
                                                       =======          ======
Net income per common share........................    $  0.63          $ 0.29
                                                       =======          ======

          (B) In January 1995, the Company sold its 50% ownership interest in The Coca-Cola Bottling Company of the Mid South for a pre-tax gain of $9 million, or approximately $0.04 per common share.

          (C) A one-time charge of $40 million ($0.31 per common share) to increase deferred income taxes resulted from a 1% increase in the corporate marginal income tax rate in connection with the Omnibus Budget Reconciliation Act of 1993.

          (D) The adoption of FAS 106 and FAS 109 resulted in one-time charges to income. Fiscal periods prior to 1992 were not restated for these accounting changes.

          (E) The ratio of earnings to fixed charges has been determined by dividing (a) income before income taxes and fixed charges by (b) fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends has been determined by dividing (a) income before income taxes and fixed charges by (b) the sum of fixed charges and the Company's preferred stock dividend requirements. Fixed charges consist of interest expense, amortization of deferred debt charges, the portion of rent expense representative of interest costs and preferred stock dividend requirements of subsidiaries. Preferred stock dividends have been increased to an amount representing the pre-tax earnings that would be required to satisfy such dividend requirements.

          (F) Earnings for 1992 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $12 million.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities and the related indenture (the "Indenture") dated as of July 30, 1991, as amended by the First Supplemental Indenture dated as of January 29, 1992 between the Company and The Chase Manhattan Bank, formerly known as Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company), as trustee (the "Trustee"), summarizes certain general terms and provisions of the Debt Securities and such Indenture. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all terms and provisions of the Debt Securities and the Indenture, including the definitions therein of certain terms. A copy of the Indenture is incorporated by reference as an exhibit to the Registration Statement. The particular terms of the Debt Securities and any variations from such general provisions applicable to any series of Debt Securities are described in the Prospectus Supplement with respect to such series.

GENERAL

     Debt Securities may be issued pursuant to the Indenture, without limitation as to aggregate principal amount, in one or more series, by the Company from time to time upon satisfaction of certain conditions precedent, including the delivery by the Company to the Trustee of a resolution of the Board of Directors of the Company, an authorized committee thereof, or any designees of such Board or committee, which fixes or provides for the establishment of terms of such Debt Securities, including: (1) the aggregate principal amount of such Debt Securities; (2) the date on which such Debt Securities are payable; (3) the rate or rates per annum (which may be fixed or variable) at which such Debt Securities will bear interest, if any; (4) the dates on which such interest, if any, will be payable; (5) the provisions for redemption of such Debt Securities, if any, the redemption price and any remarketing arrangements relating thereto;
(6) the sinking fund requirements, if any, with respect to such Debt Securities;
(7) whether the Debt Securities are denominated or provide for payment in United States dollars, a foreign currency or a composite currency; (8) whether the amount of payments of principal of (and premium, if any) or interest, if any, or any additional amounts ("Additional Amounts") in respect of such Securities may be determined with reference to any index, formula or other method, or based on a coin or currency other than that in which the Securities are stated to be payable, the manner in which such amounts shall be determined and the calculation agent, if any with respect thereto; (9) the form (registered or bearer or both) in which Debt Securities may be issued and any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Debt Securities in either form (including restrictions applicable to the offer, sale and delivery of Securities in bearer form which result from the requirements of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder (the "Code")); (10) whether and under what circumstances the Company will pay Additional Amounts relating to specified taxes, assessments or other governmental charges in respect of Debt Securities and whether the Company has the option to redeem the affected Debt Securities rather than pay such Additional Amounts, and the terms of any such redemption;
(11) whether such Debt Securities shall be subject to defeasance and, if so, the terms thereof; and (12) the title of the Debt Securities and the series of which such Debt Securities shall be a part. Reference is made to the Prospectus Supplement for the terms of the Debt Securities being offered thereby. Debt Securities may also be issued under the Indenture upon the exercise of Debt Warrants. See "Description of Debt Warrants."

     Debt Securities may be issued from time to time with the amount of principal or interest payable to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other financial or non-financial indices and on such other terms as may be described in the applicable Prospectus Supplement.

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Securities" means any Debt Securities that provide for an amount that is less than the stated principal amount thereof (by more than a de minimis amount) to be due and payable upon a declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture provides the Company with the ability to "reopen" a previous issue of a series of Debt Securities and issue additional Debt Securities of such series in addition to the ability to issue Debt Securities with terms different than those of Debt Securities previously issued.

     The Debt Securities will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. However, since the Company is a holding company, the right of the Company, and hence the right of creditors of the Company (including the Holders of Debt Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

DENOMINATIONS, REGISTRATION AND TRANSFER

     The Debt Securities of a series will be issuable as Registered Securities, Bearer Securities or both. Debt Securities of a series may be issuable in the form of one or more Global Securities, as described below under "Global Securities." Unless otherwise provided in an applicable Prospectus Supplement with respect to a series of Debt Securities, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof without coupons and Bearer Securities denominated in U.S. dollars will be issued only in denominations of $5,000 with or without coupons. The Prospectus Supplement relating to a series of Debt Securities denominated in a foreign or composite currency will specify the denominations thereof.

     In connection with its original issuance, no Bearer Security will be mailed or otherwise delivered to any location in the United States. A Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in a form specified in the applicable Prospectus Supplement, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined in the Code) or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution which agrees to comply with the requirements of Section 165(j) (3) (A), (B) or (C) of the Code.

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities and if so provided in an applicable Prospectus Supplement, at the option of the Holder and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between (i) a Regular Record Date or a Special Record Date and (ii) the relevant date for payment of interest, shall be surrendered without the coupon relating to such date for payment of interest. Interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security but will be payable only to the Holder of such coupon when due in accordance with the terms of the Indenture.

     Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as Security Registrar under the Indenture. If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series. If Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     In the event of any redemption in part, the Company shall not be required to (i) register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the selection of Debt Securities of that series for redemption and ending at the close of business of the day of such selection; (ii) register the transfer of or exchange any Registered Securities so selected for redemption in whole or in part, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security so selected for redemption, except with respect to Securities of a series, that such Bearer Security may be exchanged for a Registered Security of that series so long as such Registered Security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal (and premium, if any) and interest, if any, on Registered Securities (other than a Global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time. However, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register, or by wire transfer to an account maintained by the person entitled thereto as specified in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment.

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal (and premium, if any) and interest, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time. However, at the option of the Company, payment of any interest may be made by check mailed to any address outside the United States or by transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States, by check mailed to any address in the United States, or by transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation or any other demand for payment to the Company or its designated Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

     Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's Paying Agent for payments with respect to Debt Securities which are issuable solely as Registered Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Debt Securities will be named in the related Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series. The Company will be required to maintain a Paying Agent with respect to any Bearer Securities of a series in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside of the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London, Luxembourg or any other required city located outside the United States as long as the Debt Securities of such series are listed on such exchange.

     All monies paid by the Company to a Paying Agent for the payment of principal of (and premium, if any) and interest, if any, on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company, and the Holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository identified in an applicable Prospectus Supplement. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged for Debt Securities in definitive form, a temporary Global Security may not be transferred except as a whole by the depository for such Global Security to a nominee of such depository, by a nominee of such depository to such depository or another nominee of such depository, or by such depository or any such nominee to a successor of such depository or a nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to any depository arrangements.

     Upon the issuance of a Global Security, the depository for such Global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the Debt Securities represented by such Global Security. Such amounts shall be designated by the underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have amounts with the depository for such Global Security or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository (with respect to participants' interests) for such Global Security or by participants or persons that hold interests through participants (with respect to beneficial owners' interests).

CERTAIN COVENANTS IN THE INDENTURE

     Restrictions on Liens. The Company covenants in the Indenture that it will not, nor will it permit any Restricted Subsidiary (as hereinafter defined) to, create, incur, issue, assume, guarantee or suffer to exist any Secured Debt (as hereinafter defined) without in any such case effectively providing, concurrently with the creation, incurrence, issuance, assumption or guaranty of any such Secured Debt, that the Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guaranteed by the Company or such Restricted Subsidiary ranking equally with the Debt Securities and then existing or thereafter created) shall be secured equally and ratably with or prior to such Secured Debt so long as such Secured Debt shall be secured. The foregoing restrictions shall not apply to (1) Mortgages (as hereinafter defined) on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary; (2) Mortgages on property or shares of stock existing at the time of acquisition of such property or stock by the Company or a Restricted Subsidiary or existing as of June 28, 1991; (3) Mortgages to secure the payment of all or any part of the price of acquisition, construction or improvement of such property or stock by the Company or a Restricted Subsidiary, or to secure any Secured Debt incurred by the Company or a Restricted Subsidiary, prior to, at the time of, or within 90 days after, the later of the acquisition or completion of construction (including any improvements on an existing property), which Secured Debt is incurred for the purpose of financing all or any part of the purchase price thereof or construction of improvements thereon; provided, however, that, in the case of any such acquisition, construction or improvement, the Mortgage shall not apply to any property theretofore owned by the Company or a Restricted Subsidiary, other than, in the case of any such construction or improvement, any theretofore substantially unimproved real property on which the property or improvement so constructed is located; (4) Mortgages securing Secured Debt of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary; (5) Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary; (6) Mortgages on property of the Company or a Restricted Subsidiary in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, or in favor of any other country or any political subdivision thereof, or any department, agency or instrumentality of such country or political subdivision, to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Mortgages; or (7) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in the foregoing clauses (1) through (6), inclusive; provided, however, that the principal amount of Secured Debt secured thereby shall not exceed the principal amount of Secured Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements and construction on such property).

     Notwithstanding the foregoing provisions, the Company and any one or more Restricted Subsidiaries may, without securing the Debt Securities, create, incur, issue, assume or guarantee Secured Debt secured by a Mortgage which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other Secured Debt of the Company and its Restricted Subsidiaries which (if originally created, incurred, issued, assumed or guaranteed at such time) would otherwise be subject to the foregoing restrictions (not including Secured Debt permitted to be secured under clauses
(1) through (7) above), does not at the time exceed 10% of the share-owners' equity of the Company and its consolidated Subsidiaries (as hereinafter defined) as shown on the consolidated financial statements of the Company as of the end of the fiscal year immediately preceding the date of determination.

     Restrictions on Sale and Leaseback Transactions. The Company covenants in the Indenture that it will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction (as hereinafter defined) unless:
(1) the Company or such Restricted Subsidiary would be entitled to create, incur, issue, assume or guarantee indebtedness secured by a Mortgage upon such property at least equal in amount to the Attributable Debt (as hereinafter defined) in respect of such arrangement without equally and ratably securing the Debt Securities; provided, however, that from and after the date on which such arrangement becomes effective, the Attributable Debt in respect of such arrangement shall be deemed, for all purposes under the "Restrictions on Liens" covenant above, to be Secured Debt subject to the provisions of such covenant; or (2) since June 28, 1991 and within a period commencing twelve months prior to the consummation of such Sale and Leaseback Transaction and ending twelve months after the consummation of such Sale and Leaseback Transaction, the Company or Restricted Subsidiary, as the case may be, has expended or will expend for the Principal Property (as hereinafter defined) an amount equal to (A) the net proceeds of such Sale and Leaseback Transaction, and the Company elects to designate such amount as a credit against such Sale and Leaseback Transaction, or (B) a part of the net proceeds of such Sale and Leaseback Transaction and the Company elects to designate such amount as a credit against such Sale and Leaseback Transaction and applies an amount equal to the remainder of the net proceeds as provided in clause (3) hereof; or (3) such Sale and Leaseback Transaction does not come within the exceptions provided by clause (1) above and the Company does not make the election permitted by clause (2) above or makes such election only as to a part of such net proceeds, in either of which events the Company shall apply an amount in cash equal to the Attributable Debt in respect of such arrangement (less any amount elected under clause (2) hereof) to the retirement, within 90 days of the effective date of any such arrangement, of indebtedness for borrowed money of the Company or any Restricted Subsidiary (other than indebtedness for borrowed money of the Company which is subordinated to the Debt Securities) which by its terms matures at or is extendible or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than twelve months after the date of the creation of such indebtedness for borrowed money (it being understood that such retirement may be made by prepayment of such indebtedness for borrowed money, if permitted by the terms thereof, as well as by payment at maturity and that at the option of the Company and pursuant to the terms of the Indenture, such indebtedness may include the Debt Securities).

     Restrictions on Consolidation, Merger or Sale. Under the terms of the Indenture, the Company may not consolidate with or merge with or into, or transfer all or substantially all of its assets to, any person unless (i) either the Company will be the resulting or surviving entity or such person is a corporation organized and existing under the laws of the United States, a state thereof or the District of Columbia, (ii) such person expressly assumes, by supplemental indenture satisfactory to the Trustee, all the obligations of the Company under the Debt Securities and the Indenture and (iii) immediately before and immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company as a result of such transaction as having been incurred by the Company at the time of such transaction, no Default or Event of Default shall have occurred or be continuing.

     Certain Definitions. The term "Attributable Debt" in respect of a Sale and Leaseback Transaction means the present value (discounted at the weighted average interest rate borne by all Debt Securities Outstanding at the time of such Sale and Leaseback Transaction discounted semi-annually) of the obligation of a lessee for net rental payments during the remaining term of any lease (including any period for which such lease has been extended).

     The term "Mortgage" or "Mortgages" means any mortgage, pledge, lien, security interest or other encumbrances upon any Principal Property or on any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired).

     The term "Principal Property" means each bottling plant or facility of the Company or a Restricted Subsidiary located within the United States of America (other than its territories and possessions) or Puerto Rico, except any such bottling plant or facility which the Board of Directors of the Company by resolution reasonably determines not to be of material importance to the total business conducted by the Company and its Restricted Subsidiaries.

     The term "Restricted Subsidiary" means any Subsidiary (i) substantially all of the property of which is located, or substantially all of the business of which is carried on, within the fifty states of the United States of America, the District of Columbia or Puerto Rico and (ii) which owns or leases any Principal Property.

     The term "Sale and Leaseback Transaction" means any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property whether such Principal Property is now owned or hereafter acquired (except for temporary leases for a term, including renewals at the option of the lessee, of not more than three years and except for leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries), which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person with the intention of taking back a lease of such property.

     The term "Secured Debt" means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed secured by any Mortgage.

     The term "Subsidiary" means any corporation of which stock having by its terms ordinary voting power to elect at least a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by the Company or by the Company and one or more Subsidiaries or by one or more Subsidiaries.

EVENTS OF DEFAULT

     Under the Indenture, the following will be Events of Default with respect to Debt Securities of a particular series: (a) default in the payment of, interest on or Additional Amounts payable in respect of any Debt Security of that series when due, continued for 30 days; (b) default in the payment of any principal or premium, if any, on any Debt Security of that series when due; (c) default in the making of any sinking fund payment, when due, in respect of any Debt Security of that series; (d) default in the performance of any other covenant of the Company contained in the Indenture for the benefit of such series or in the Debt Securities of such series, continued for 60 days after written notice as provided in the Indenture; (e) the acceleration of any other indebtedness of the Company in excess of $15,000,000 due to default; (f) certain events of bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. The Trustee or the Holders of 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or such lesser amount as may be provided for in the Debt Securities of that series) of all Outstanding Debt Securities of that series and the interest accrued thereon and Additional Amounts payable in respect thereof, if any, to be due and payable immediately if an Event of Default (other than one in (f) above) with respect to Debt Securities of such series shall occur and be continuing at the time of declaration. If an Event of Default as specified in (f) above occurs, all unpaid principal and accrued interest (or such lesser amount as may be provided for in the Debt Securities of that series) shall ipso facto become immediately due and payable without any other declaration or act on the part of the Trustee or any Holder. It is anticipated that the terms of each series of Original Issue Discount Securities will provide that, upon declaration of acceleration of the Maturity of any such series of Original Issue Discount Securities, the Accreted Amount (as hereinafter defined) of such Original Issue Discount Securities shall be due and payable. "Accreted Amount" shall mean an amount in respect of each Original Issue Discount Security of the affected series equal to the sum of (a) the issue price of such Original Issue Discount Security as determined in accordance with Section 1273 of the Code, (b) the aggregate of the portions of the original issue discount which shall theretofore have accrued pursuant to Section 1272 of the Code (without regard to Section 1272(a) (7) of the Code) from the date of issue of such Original Issue Discount Security (i) for each six month or shorter period ending on the Interest Payment Date prior to the date of declaration of acceleration, and (ii) for the shorter period, if any, from the end of the immediately preceding six-month period, as the case may be, to the date of declaration of acceleration, and (c) accrued interest to the date such Accreted Amount is paid (without duplication of any amount set forth in (b) above); minus all amounts theretofore paid in respect of such Original Issue Discount Security, which amounts are considered as part of the "stated redemption price at maturity" of such Original Issue Discount Security within the meaning of Section 1273(a)(2) of the Code or any successor provision (whether such amounts paid were denominated principal or interest).

     At any time after a declaration of acceleration has been made with respect to Debt Securities of any series but before a judgment or decree for payment of money due has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may rescind any declaration of acceleration and its consequences, if all payments due (other than those due as a result of acceleration) have been made and all Events of Default have been remedied or waived. Any Event of Default with respect to Debt Securities of any series may be waived by the Holders of a majority in principal amount of all Outstanding Debt Securities of that series, except in a case of failure to pay principal or premium, if any, or interest or Additional Amounts, if any, on any Debt Security of that series for which payment had not been subsequently made or in respect of a covenant or provision which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of default with respect to a particular series of Debt Securities, give the Holders of the Debt Securities of such series notice of such default known to it (the term default to mean the events specified above without grace periods); provided that, except in the case of default in the payment of principal of, premium (if any) on, interest on or any Additional Amount payable with respect to any Debt Securities of any series or in the making of any sinking fund payment payable with respect to any Debt Securities of any series, the Trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding the notice is in the best interests of the Holders of Debt Securities of that series and any related series.

     The Holders of a majority in principal amount of the Outstanding Debt Securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series, provided that such direction shall not be in conflict with any law or the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of such Holders, the Trustee will be entitled to receive from such Holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction.

     The Company will be required to furnish to the Trustee annually a statement as to the fulfillment by the Company of all of its obligations under the Indenture.

MODIFICATION AND WAIVER

     With certain exceptions, modification or amendment of the Indenture or the rights of Holders of the Debt Securities may be effected by the Company and the Trustee with the consent of the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected thereby, provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of any installment of principal of, or interest or Additional Amounts on, any Debt Security or any premium payable on the Redemption Price; (b) reduce the principal amount of, or the interest or Additional Amounts payable on, any Debt Security or reduce the amount of principal which could be declared due and payable on, any Debt Security or reduce the amount of principal which could be declared due and payable prior to the Stated Maturity; (c) change the coin or currency of any payment of principal, any premium, interest or Additional Amounts on any Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (e) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required to approve any supplemental indenture, to waive compliance with certain provisions of the Indenture or certain defaults thereunder, or to reduce quorum or voting requirements applicable to meetings of Holders; or (f) modify the foregoing requirements in
(a) through (e) above, requiring the consent of each Holder of each Outstanding Debt Security affected thereby, or the percentages of such Holders required to waive past defaults, or the percentage of such Holders which may rescind an acceleration, except to increase any such percentage, and except to provide that other provisions of the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected thereby. Except with respect to certain fundamental provisions, the Holders of at least a majority in principal amount of Outstanding Debt Securities of any series may, with respect to such series, waive past defaults under the Indenture and waive compliance by the Company with certain provisions of the Indenture.

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series if Debt Securities of that series are issuable as Bearer Securities. A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series and the related coupons. With certain exceptions, the quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series.

SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture generally provides that the Company may terminate its obligations under the Indenture with respect to a particular series of Debt Securities if all the Debt Securities of such series previously authenticated and delivered (other than lost, destroyed or stolen Debt Securities of such series that have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it thereunder or if
(i) the Debt Securities of a particular series have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption and (ii) the Company irrevocably deposits with the Trustee money sufficient to pay principal of and interest on such Debt Securities that are due or will become due upon redemption or maturity, as the case may be, and to pay all other sums payable by it thereunder. In such case, Holders of such Debt Securities must look to the deposited money for payment.

CONCERNING THE TRUSTEE

     The Chase Manhattan Bank, formerly known as Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company), New York, New York, is the Trustee under the Indenture. The Company maintains banking relationships in the ordinary course of business with The Chase Manhattan Bank.

                          DESCRIPTION OF DEBT WARRANTS

     The Company may issue, together with Debt Securities or Currency Warrants or separately, Debt Warrants for the purchase of Debt Securities. The Debt Warrants are to be issued under Debt Warrant Agreements (each a "Debt Warrant Agreement") to be entered into between the Company and a bank or trust company, as Debt Warrant Agent (the "Debt Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to Debt Warrants being offered thereby. A copy of the form of Debt Warrant Agreement, including the form of Warrant Certificates representing the Debt Warrants (the "Debt Warrant Certificates"), reflecting the alternative provisions to be included in the Debt Warrant Agreements that will be entered into with respect to particular offerings of Debt Warrants, is incorporated by reference as an exhibit to the Registration Statement. The following summaries of certain provisions of the Debt Warrant Agreement and the Debt Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debt Warrant Agreement and the Debt Warrant Certificates, respectively, including the definitions therein of certain terms.

GENERAL

     The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Debt Warrant Agreement relating to such Debt Warrants and the Debt Warrant Certificates representing such Debt Warrants, including the following: (1) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants and the procedures and conditions relating to the exercise of such Debt Warrants;
(2) the designation and terms of any related Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (3) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (4) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (5) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (6) a discussion of material federal income tax considerations, if any; and (7) whether the Debt Warrants represented by the Debt Warrant Certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered.

     Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations and Debt Warrants may be exercised at the corporate trust office of the Debt Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, Holders of Debt Warrants will not have any of the rights of Holders of the Debt Securities purchasable upon such exercises and will not be entitled to payments of principal of (and premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

EXERCISE OF DEBT WARRANTS

     Each Debt Warrant will entitle the Holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Debt Warrants offered thereby. Debt Warrants may be exercised at any time up to the close of business on the Expiration Date set forth in the Prospectus Supplement relating to the Debt Warrants offered thereby. After the close of business on the Expiration Date, unexercised Debt Warrants will become void.

     Debt Warrants may be exercised as set forth in the Prospectus Supplement relating to the Debt Warrants offered thereby. Upon receipt of payment and the Debt Warrant Certificate properly completed and duly executed at the corporate trust office of the Debt Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. If less than all of the Debt Warrants represented by such Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants.

                        DESCRIPTION OF CURRENCY WARRANTS

     The Company may issue, together with Debt Securities or Debt Warrants or separately, Currency Warrants (i) in the form of Currency Put Warrants entitling the Holders thereof to receive from the Company the Cash Settlement Value in U.S. dollars of the right to sell a specified amount of a specified foreign currency or currency units for a specified amount of U.S. dollars and/or (ii) in the form of Currency Call Warrants entitling the Holders thereof to receive from the Company the Cash Settlement Value in U.S. dollars of the right to purchase a specified amount of a specified foreign currency or units of two or more currencies for a specified amount of U.S. dollars. The spot exchange rate of the applicable Base Currency, upon exercise, as compared to the U.S. dollar, will determine whether the Currency Warrants have a Cash Settlement Value on any given day prior to their expiration.

     The Currency Warrants are to be issued under a Currency Warrant Agreement to be entered into between the Company and a bank or trust company, as Currency Warrant Agent (the "Currency Warrant Agent"), all as shall be set forth in the applicable Prospectus Supplement. A copy of the form of Currency Warrant Agreement, including the forms of global Warrant Certificates representing the Currency Put Warrants and Currency Call Warrants (the "Currency Warrant Certificates"), reflecting the provisions to be included in the Currency Warrant Agreement that will be entered into with respect to particular offerings of Currency Warrants, is incorporated by reference as an exhibit to the Registration Statement. The following summaries of certain provisions of the Currency Warrant Agreement and the Currency Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Currency Warrant Agreement and the Currency Warrant Certificates, respectively, including the definitions therein of certain terms.

GENERAL

     The applicable Prospectus Supplement will describe the terms of Currency Warrants offered thereby, the Currency Warrant Agreement relating to such Currency Warrants and the Currency Warrant Certificates representing such Currency Warrants, including the following: (1) whether such Currency Warrants will be Currency Put Warrants, Currency Call Warrants, or both; (2) the formula for determining the Cash Settlement Value, if any, of each Currency Warrant; (3) the procedures and conditions relating to the exercise of such Currency Warrants; (4) the circumstances which will cause the Currency Warrants to be deemed to be automatically exercised; (5) any minimum number of Currency Warrants which must be exercised at any one time, other than upon automatic exercise; (6) the date on which the right to exercise such Currency Warrants will commence and the date on which such right will expire (the "Expiration Date"); and (7) a discussion of material federal income tax considerations, if any.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

     Except as may otherwise be provided in an applicable Prospectus Supplement, the Currency Warrants will be issued in book-entry form represented by a global Currency Warrant Certificate registered in the name of a depository or its nominee. Holders will not be entitled to receive definitive certificates representing Currency Warrants. A Holder's ownership of a Currency Warrant will be recorded on or through the records of the brokerage firm or other entity that maintains such Holder's account. In turn, the total number of Currency Warrants held by an individual brokerage firm for its clients will be maintained on the records of the depository in the name of such brokerage firm or its agent. Transfer of ownership of any Currency Warrant will be effected only through the selling Holder's brokerage firm.

     The Cash Settlement Value will be paid by the Currency Warrant Agent to the depository. The depository will be responsible for crediting the amount of such payments to the accounts of participants or indirect participants in accordance with its standard procedures. Each participant or indirect participant will be responsible for disbursing such payments to the Holders that it represents and to each brokerage firm for which it acts as agent. Each such brokerage firm will be responsible for disbursing funds to the Holders that it represents.

EXERCISE OF CURRENCY WARRANTS

     Except as may otherwise be provided in an applicable Prospectus Supplement, each Currency Warrant will entitle the Holder to receive the Cash Settlement Value of such Currency Warrant on the applicable Exercise Date, in each case as such terms will be defined in the applicable Prospectus Supplement. If not exercised prior to 3:00 P.M., New York City time, on the fifth New York Business Day preceding the Expiration Date, Currency Warrants will be deemed automatically exercised on the Expiration Date.

LISTING

     Except as may otherwise be provided in an applicable Prospectus Supplement, each issue of Currency Warrants will be listed on a national securities exchange, subject only to official notice of issuance, as a condition of sale of any such Currency Warrants. In the event that the Currency Warrants are delisted from, or permanently suspended from trading on, such exchange, the Expiration Date for such Currency Warrants will be the date such delisting or trading suspension becomes effective and Currency Warrants not previously exercised will be deemed automatically exercised on such Expiration Date. The applicable Currency Warrant Agreement will contain a covenant of the Company not to seek delisting of the Currency Warrants, or suspension of their trading, on such exchange.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in any of the following ways: (i) through underwriters or dealers, (ii) directly to a limited number of institutional purchasers or to a single institutional purchaser, (iii) through agents and (iv) a combination of any of the foregoing. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933. The Prospectus Supplement with respect to the Securities of a particular series sets forth the terms of the offering of such Securities, including the name or names of any underwriters or agents, the public offering or purchase price and the proceeds to the Company from such sale, any discounts and commissions to be allowed or paid to the underwriters or agents, all other items constituting underwriting compensation, the discounts and commissions to be allowed or paid to dealers, if any, and the securities exchanges, if any, on which the Securities will be listed. Under certain circumstances, the Company may repurchase Securities and reoffer them to the public as set forth above. The Company may also arrange for repurchases and resales of such Securities by dealers.

     If so indicated in the Prospectus Supplement, the Company will authorize the underwriters to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to Delayed Delivery Contracts providing for payment and delivery on the date stated in the Prospectus Supplement. Each such contract will be for an amount not less than the amount specified in such Prospectus Supplement, and unless the Company otherwise agrees, the aggregate principal amount of Debt Securities sold pursuant to such contracts shall not be more than the respective amounts stated in the Prospectus Supplement. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of the Company. Delayed Delivery Contracts will not be subject to any conditions except that the purchase by an institution of the Debt Securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

     Under the agreements that may be entered into with the Company, the underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     Each underwriter, dealer and agent participating in the distribution of any Debt Securities that are issuable as Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer Securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Debt Securities.

                                 LEGAL MATTERS

     The legality of the Securities has been passed upon for the Company by Lowry F. Kline, Senior Vice President and General Counsel of the Company, who as to matters of New York law has relied upon the opinion of Cravath, Swaine & Moore, New York, New York. As of February 19, 1997, Mr. Kline owned 179,652 shares of the Company's common stock, 140,000 of which are restricted and subject to vesting conditions, and options to purchase 71,833 shares of the Company's common stock.

                                    EXPERTS

     The consolidated financial statements and schedule of Coca-Cola Enterprises Inc. incorporated by reference in Coca-Cola Enterprises Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Use of Proceeds.......................   S-3
Description of Debentures.............   S-4
Book-Entry, Delivery and Form.........   S-5
Underwriting..........................   S-7
Legal Matters.........................   S-7
Experts...............................   S-7

                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents By
  Reference...........................     2
Risk Factors Relating to Currencies
  and Currency Warrants...............     3
The Company...........................     4
Use of Proceeds.......................     5
Summary Financial Data................     6
Description of Debt Securities........     8
Description of Debt Warrants..........    16
Description of Currency Warrants......    17
Plan of Distribution..................    18
Legal Matters.........................    19
Experts...............................    19

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                                  $125,000,000

                       (COCA-COLA ENTERPRISES INC. LOGO)

                           6.75% DEBENTURES DUE 2028
                             PROSPECTUS SUPPLEMENT

                       (CREDIT SUISSE FIRST BOSTON LOGO)

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